VBI Press Release

VBI Vaccines Announces Medulloblastoma Immunotherapy Program

CAMBRIDGE, MA (June 16, 2016) – VBI Vaccines Inc. (Nasdaq: VBIV and TSX: VBV) (“VBI”) today announced that it is developing a novel therapeutic vaccine candidate for medulloblastoma.

The Meghan Rose Bradley Foundation, a pediatric brain cancer advocacy organization, has provided a grant to perform initial research to evaluate VBI’s immunotherapy candidate in ex vivo studies using medulloblastoma patient samples.

“We are grateful to the Meghan Rose Bradley Foundation for their support in helping to advance our understanding of this devastating pediatric cancer,” said Dr. David E. Anderson, Ph.D., VBI’s Chief Scientific Officer. “Immunotherapy may represent an attractive treatment option for medulloblastoma that stimulates the patient’s own immune system to identify and attack tumor cells, while sparing the vulnerable surrounding brain that is still developing in children.”

Medulloblastoma is the most common malignant primary brain tumor in children.1 Standard of care treatment begins with surgical removal of the tumor, and is often followed by chemotherapy and radiation, depending on the patient’s age and staging.2 Current treatments have led to improvements in survival, however, the risk of recurrence as well as the long-term side effects associated with surgery and radiation underscore the urgent need for new therapeutic approaches.3

Developing a medulloblastoma immunotherapy requires the identification of antigens, used to direct the immune response, that are consistently expressed on tumor cells. Recent research has demonstrated that medulloblastoma tumors are particularly susceptible to infection by cytomegalovirus (“CMV”), with over 90% of some medulloblastoma tumors expressing CMV antigens.4 In addition, antiviral therapies that inhibit CMV replication have been shown to reduce medulloblastoma tumor cell growth, both in vitro and in vivo, suggesting that CMV may increase the malignancy of infected cells.5

VBI has developed VBI-1901, a bivalent therapeutic vaccine candidate designed to direct an immune response against gB and pp65, two CMV antigens that are highly immunogenic targets during natural infection. VBI-1901 includes granulocyte-macrophage colony-stimulating factor (“GM-CSF”), an adjuvant that mobilizes dendritic function and enhances Th1-type immunity.6 In addition to medulloblastoma, VBI is assessing VBI-1901 for use in treating glioblastoma multiforme (“GBM”); GBM tumors are also highly susceptible to infection by CMV.7 VBI intends to have a pre-IND meeting with the U.S. FDA to discuss its GBM immunotherapy candidate in late June or early July of this year.

1 Gopalakrishnan V, Tao RH, Dobson T, Brugmann W, Khatua S. Medulloblastoma development: tumor biology informs treatment decisions. CNS Oncol. 2015;4(2):79-89.

2 Von hoff K, Rutkowski S. Medulloblastoma. Curr Treat Options Neurol. 2012;14(4):416-26.

3 Mulhern RK, Merchant TE, Gajjar A, Reddick WE, Kun LE. Late neurocognitive sequelae in survivors of brain tumours in childhood. Lancet Oncol. 2004;5(7):399-408.

4 Baryawno N, Rahbar A, Wolmer-solberg N, et al. Detection of human cytomegalovirus in medulloblastomas reveals a potential therapeutic target. J Clin Invest. 2011;121(10):4043-55.

5 Baryawno N, Rahbar A, Wolmer-solberg N, et al. Detection of human cytomegalovirus in medulloblastomas reveals a potential therapeutic target. J Clin Invest. 2011;121(10):4043-55.

6 Arellano M, Lonial S. Clinical uses of GM-CSF, a critical appraisal and update. Biologics. 2008;2(1):13-27.

7 Mitchell DA, Xie W, Schmittling R, et al. Sensitive detection of human cytomegalovirus in tumors and peripheral blood of patients diagnosed with glioblastoma. Neuro-oncology. 2008;10(1):10-8.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com

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VBI Press Release

VBI is evaluating the ability of VBI-1901 to stimulate CD4+ and CD8+ T cell responses in peripheral blood mononuclear cells (“PBMCs”) harvested from healthy patients and patients with medulloblastoma; CD4+ and CD8+ immune responses are critical to efficacious anti-tumor immunity. VBI will also monitor several biomarkers predictive of clinical efficacy.

The Meghan Rose Bradley Foundation was established to honor the memory of Meghan Bradley, who passed away in 2004 shortly after being diagnosed with medulloblastoma. The organization promotes pediatric brain cancer awareness, education, and advocacy and seeks to raise funds for novel research.

About VBI Vaccines Inc.

VBI Vaccines Inc. (“VBI”) is a commercial-stage biopharmaceutical company developing a next generation of vaccines to address unmet needs in infectious disease and immuno-oncology. VBI’s first marketed product is Sci-B-Vac™, a hepatitis B (“HBV”) vaccine that mimics all three viral surface antigens of the hepatitis B virus; Sci-B-Vacis approved for use in Israel and 14 other countries. VBI’s eVLP Platform technology allows for the development of enveloped (“e”) virus-like particle (“VLP”) vaccines that closely mimic the target virus to elicit a potent immune response. VBI is advancing a pipeline of eVLP vaccines, with lead programs in cytomegalovirus (“CMV”) and glioblastoma multiforme (“GBM”). VBI is also advancing its LPV™ Thermostability Platform, a proprietary formulation and process that allows vaccines and biologics to preserve stability, potency, and safety. VBI is headquartered in Cambridge, MA with research operations in Ottawa, Canada and research and manufacturing facilities in Rehovot, Israel.

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VBI Contact

Perri Maduri, Communications Executive

Phone: (617) 830-3031 x124

Email: ir@vbivaccines.com

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Nell Beattie

Director, Corporate Development and Investor Relations

Phone: (617) 830-3031 x128

Email: nbeattie@vbivaccines.com

Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (collectively, “forward-looking statements”) that may not be based on historical fact, but instead relate to future events, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements. Such forward-looking statements and information include, but are not limited to: immunotherapy as a future treatment option; an intended meeting with the U.S. FDA; and monitoring biomarkers.

Such forward-looking statements are based on a number of assumptions, including assumptions regarding the successful development and/or commercialization of the company’s products, including the receipt of necessary regulatory approvals; general economic conditions; competitive conditions; and changes in applicable laws, rules and regulations.

VBI cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and VBI has made assumptions and estimates based on or related to many of these factors.

Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the company’s current expectations, and the company undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com

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